UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Period Ended September 30, 2004

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [x] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

INTRODUCTION

     References in this quarterly report to “we,” “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

     We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 and formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat, Ltd. and its subsidiaries.

     Our principal executive offices are located at Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number is (441) 294-1650.

FINANCIAL AND OTHER INFORMATION

     Unless otherwise indicated, all references to “dollars” and “$” in this quarterly report are to, and all monetary amounts in this quarterly report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this quarterly report has been prepared in accordance with accounting principles generally accepted in the United States.

     Certain monetary amounts, percentages and other figures included in this quarterly report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this quarterly report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

     When used in this quarterly report, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue” and the negatives of these terms and other similar expressions are intended to identify forward-looking statements. Examples of the forward-looking statements in this quarterly report include, but are not limited to, statements relating to our expectations about warranty payments relating to the loss of the Telstar 4 satellite that we had originally agreed to acquire in connection with the Loral transaction described in this quarterly report; statements relating to the expected launch date of our IA-8 satellite; statements relating to the impact on our financial position or results of operations of pending legal proceedings; statements relating to the impact of the proposed acquisition of us by Zeus Holdings Limited, as described in this quarterly report, on the criteria set forth in the Open-Market Reorganization for the Betterment of International Telecommunications Act, as amended; statements relating to the impact on bad debt expense in future periods of a settlement on pre-petition receivables in connection with MCI, Inc.’s emergence from bankruptcy protection; statements about our belief that, for operational reasons and based on an agreement with SES AMERICOM, Inc., SES AMERICOM, Inc. would likely assume most of our existing contracts with Verestar, Inc.; statements relating to the net liabilities that we expect to assume in, the expected timeframe for closing of and the expected method of financing for our proposed acquisition, as described in this quarterly report, of the business of COMSAT General Corporation and certain of its affiliates; statements relating to the expected financing for, and expected timeframe for closing of, the transaction with Zeus Holdings Limited; statements relating to our expectation that we will not continue to incur expenses for transition services in connection with the Loral transaction beyond mid-2005; statements relating to our expectation that liquidity requirements in 2004 until the closing of the proposed transaction with Zeus Holdings Limited can be met with cash on hand and cash provided by operating activities; statements relating to the expected impact of this transaction on our liquidity requirements; statements relating to our expected capital expenditures in 2004 and 2005; statements relating to our plans for satellite launches before mid-2008; and statements relating to our exposure to interest rate risk.

     The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2003 on file with the Securities and Exchange Commission. In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

• the quality and price of comparable communications services offered or to be offered by our competitors;

• the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and rating agencies;

• political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

• other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

     In connection with the proposed acquisition, as described in this quarterly report, of our company by Zeus Holdings Limited, factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to, the inability to obtain required regulatory approvals or the need to modify aspects of the proposed transaction in order to obtain these approvals; the inability of Zeus Holdings Limited to obtain financing on the terms contemplated in the agreements relating to the proposed transaction or at all; a change in the health of our satellites or a catastrophic loss occurring during the in-orbit operations of any of our satellites that causes a condition precedent to the proposed transaction to fail to be satisfied; and the inability to consummate the proposed transaction for any other reason.

     In connection with our proposed acquisition, as described in this quarterly report, from COMSAT General Corporation and certain of its affiliates of their business of providing satellite-based communications services to the U.S. government and other customers, factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to, the failure to complete the proposed transaction or the need to modify aspects of the proposed transaction in order to obtain required approvals; the inability to attract and retain the personnel necessary for the operation of the business to be acquired; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the incurrence of unexpected costs of integration; and the failure to achieve our strategic or financial objectives for the proposed transaction.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this quarterly report and are urged to view all forward-looking statements made in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL INFORMATION

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	September 30,
	2003	2004
		(unaudited)
	(in thousands, except share and
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$576,793	$396,752
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $33,065, respectively	201,202	205,169
Deferred income taxes	14,524	14,524
Assets of discontinued operations	57,680	49,887

Total current assets	1,550,199	666,332
Satellites and other property and equipment, net	3,262,870	3,802,860
Amortizable intangible assets, net	25,205	85,853
Non-amortizable intangible assets	—	255,002
Goodwill	57,608	57,608
Deferred income taxes	1,943	2,147
Investment in affiliate	56,916	53,929
Other assets	117,976	172,954

Total assets	$5,072,717	$5,096,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$1,098,591	$400,000
Accounts payable and accrued liabilities	201,632	257,922
Deferred satellite performance incentives	7,118	8,033
Deferred revenue	27,435	41,483
Capital lease obligations	5,290	7,173
Liabilities of discontinued operations	22,391	22,238

Total current liabilities	1,362,457	736,849
Long-term debt, net of current portion	1,250,467	1,744,302
Deferred satellite performance incentives, net of current portion	45,296	50,301
Deferred revenue, net of current portion	6,801	127,576
Accrued retirement benefits	48,181	53,883

Total liabilities	2,713,202	2,712,911

Minority interest in discontinued operations	15,115	21,529

Commitments and contingencies

Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized,
166,666,755 and 167,264,698 shares issued as of December 31, 2003 and
September 30, 2004, respectively	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	667,378
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,069
Ordinary shares held by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,362,245

Total liabilities and shareholders’ equity	$5,072,717	$5,096,685

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(in thousands, except share and per share amounts)
Revenue	$235,079	$266,247	$715,810	$760,538

Operating expenses:
Direct costs of revenue (exclusive of depreciation
and amortization shown separately below)	31,965	34,563	100,149	114,237
Selling, general and administrative	34,312	47,496	91,217	112,759
Depreciation and amortization	100,381	116,973	298,551	336,256
IS-10-01 termination costs	(3,000)	—	(3,000)	—
Restructuring costs	(837)	2,605	(837)	5,002

Total operating expenses	162,821	201,637	486,080	568,254

Operating income from continuing operations	72,258	64,610	229,730	192,284
Interest expense	22,112	37,824	65,980	111,476
Interest income	57	894	166	4,177
Other income (expense), net	4,465	(911)	14,809	(1,886)

Income from continuing operations before income taxes	54,668	26,769	178,725	83,099
Provision for income taxes	5,759	16,055	22,744	27,111

Income from continuing operations	48,909	10,714	155,981	55,988
Loss from discontinued operations, net of tax and minority interest	(538)	(27,794)	(922)	(37,809)

Net income (loss)	$48,371	$(17,080)	$155,059	$18,179

Basic and diluted income from continuing operations per ordinary share	$0.30	$0.07	$0.97	$0.35

Basic and diluted loss from discontinued operations per ordinary share	$—	$(0.17)	$(0.01)	$(0.24)

Basic and diluted net income per ordinary share	$0.30	$(0.11)	$0.97	$0.11

Basic weighted average ordinary shares outstanding	160,382,120	160,382,120	160,382,120	160,382,120

Diluted weighted average ordinary shares outstanding	160,382,120	160,577,927	160,382,120	160,401,599

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income	$155,059	$18,179
Loss from discontinued operations, net of tax and minority interest	922	37,809

Income from continuing operations	155,981	55,988
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	298,551	336,256
IS-10-01 contract termination costs	(3,000)	—
Provision for doubtful accounts	7,351	8,517
Foreign currency transaction loss	472	612
Equity in losses of affiliate	692	2,987
Amortization of bond discount and issuance costs	899	3,336
Decrease in amount due to Teleglobe Inc.	(15,344)	—
Changes in operating assets and liabilities, net of effects of acquisitions and investment in discontinued operations:
Receivables	40,259	(12,484)
Other assets	2,635	6,802
Accounts payable and accrued liabilities	(27,499)	53,280
Deferred revenue	10,683	70,077
Accrued retirement benefits	(35,153)	5,702

Net cash provided by operating activities	436,527	531,073

Cash flows from investing activities:
Payments for satellites and other property and equipment	(147,398)	(264,473)
Payment for deposit on future satellite	—	(50,000)
Payment for rights to orbital location	—	(32,000)
Decrease in restricted cash	—	700,000
Investment in and advances to affiliate	(58,000)	—
Payments for asset acquisitions	—	(965,063)
Insurance proceeds	—	141,000
Other	—	(8,166)

Net cash used in investing activities	(205,398)	(478,702)

Cash flows from financing activities:
Repayments of long-term debt	—	(400,000)
Repayments of commercial paper borrowings, net	(43,978)	—
Proceeds from credit facility borrowings	—	200,000
Debt issuance costs	—	(4,000)
Principal payments on deferred satellite performance incentives	(63,726)	(4,152)
Principal payments on capital lease obligations	(6,509)	(3,251)

Net cash used in financing activities	(114,213)	(211,403)

Effect of exchange rate changes on cash	(472)	(612)
Effect of discontinued operations on cash	(22,294)	(20,397)

Net increase (decrease) in cash and cash equivalents	94,150	(180,041)
Cash and cash equivalents, beginning of period	9,466	576,793

Cash and cash equivalents, end of period	$103,616	$396,752

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2003	2004
	(in thousands)
Supplemental cash flow information:
Interest paid, net of amount capitalized	$52,929	$78,068
Income taxes paid	$2,124	$721
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$10,072
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$36,455	$—
Unrealized loss on available-for-sale securities, net of tax	$—	$334

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 1 Basis of presentation

     The unaudited condensed consolidated financial statements of Intelsat, Ltd. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. Certain prior period amounts have been reclassified to conform to the current period’s presentation. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat, Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2003 on file with the Securities and Exchange Commission (“Intelsat’s Form 20-F”). References to “Intelsat” or the “Company” herein refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

     During the second quarter of 2004, Intelsat reported on two segments — “Intelsat FSS” and “Galaxy.” In September 2004, Intelsat entered into an agreement whereby Intelsat will dispose of its investment in Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”) and Galaxy Satellite Broadcasting Limited (“Galaxy Satellite”). Therefore, the results of Galaxy Holdings and Galaxy Satellite are reflected in Intelsat’s condensed consolidated financial statements as discontinued operations, and segment reporting is no longer shown herein. All prior periods have been restated to reflect Galaxy Holdings and Galaxy Satellite as discontinued operations.

Note 2 Stock-based compensation

     The Company has a share option plan, established in July 2001, that is described more fully in Note 14 to the consolidated financial statements included in Intelsat’s Form 20-F. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board Opinion No. 25. Consequently, as all options granted under the Company’s 2001 plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income. As of September 30, 2004, options to purchase 2,896,656 ordinary shares were outstanding under this plan.

     In January 2004, Intelsat’s board of directors approved a 2004 share incentive plan and the reservation of ordinary shares for issuance under the plan, subject to the approval of the Company’s shareholders. The 2004 share incentive plan, the reservation of ordinary shares for issuance under the plan and the issuance of ordinary shares under the plan were approved by Intelsat’s shareholders at a special general meeting of shareholders held in March 2004. As of September 30, 2004, there were 597,943 restricted shares, 128,381 restricted share units and options to purchase 3,540,691 ordinary shares outstanding under this plan, as amended. The 597,943 restricted shares are included in the accompanying condensed consolidated balance sheet as issued as of September 30, 2004 but are excluded from the computation of basic earnings per share.

     The awards under the 2004 plan provide a liquidity feature whereby the holders of the equity awards can require the Company to repurchase the underlying ordinary shares at any time after vesting at the then estimated fair market value. This liquidity mechanism results in variable accounting for the equity awards that requires the Company to re-measure the intrinsic value of the equity awards at each reporting period and recognize compensation expense, along with a corresponding liability due to the share repurchase features, based on the equity awards’ vesting schedules. Increases in the estimated fair market value of the Company’s ordinary shares could result in significant compensation expense in future periods. In connection with the proposed acquisition of Intelsat by Zeus Holdings Limited, as described in Note 3 below, the fair value of these awards was fixed at $18.75 as of September 30, 2004.

     The following table illustrates the effect on net income (loss) and earnings (loss) per share for the three and nine months ended September 30, 2003 and 2004 if compensation expense had been determined based on the estimated fair value of the awards granted under the 2001 and 2004 plans at the grant dates consistent with the method of

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

accounting under SFAS No. 123. All effects of calculating compensation expense under SFAS No. 123 in the table below relate to continuing operations.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
Net income (loss), as reported	$48,371	$(17,080)	$155,059	$18,179
Add:
Compensation expense recognized in net income (loss), as reported	—	6,229	—	6,961
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	862	1,727	2,088	3,218

Pro forma net income (loss)	$47,509	$(12,578)	$152,971	$21,922

Earnings (loss) per share:
Basic and diluted—as reported	$0.30	$(0.11)	$0.97	$0.11

Basic and diluted—pro forma	$0.30	$(0.08)	$0.95	$0.14

Note 3 Proposed acquisition of Intelsat by Zeus Holdings Limited

     Pursuant to an agreement entered into on August 16, 2004, Zeus Holdings Limited (“Zeus Holdings”), a Bermuda company formed by a consortium of four private equity investment groups (the “Investors”), has agreed to acquire Intelsat, Ltd. for total cash consideration of approximately $3,000,000, with Intelsat’s shareholders generally being entitled to receive $18.75 per ordinary share. The four Investor groups are advised by Apax Partners Worldwide, LLP and Apax Partners, Inc., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers LLC and will each hold an aggregate of 25% of Zeus Holdings.

     In connection with this acquisition transaction, a direct wholly owned subsidiary of Zeus Holdings (“Zeus Merger 1”) will amalgamate under Bermuda law with Intelsat, Ltd., with the resulting company being named Intelsat, Ltd. In addition, a direct wholly owned subsidiary of Zeus Merger 1 (“Zeus Merger 2”) will amalgamate with the Company’s Intelsat (Bermuda), Ltd. subsidiary, with the resulting company being named Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”). These amalgamation transactions are expected to occur substantially concurrently with or immediately prior to the establishment of the senior secured credit facilities and the issuance of the new notes described below. As a result, Intelsat Bermuda is expected to be the borrower under the senior secured credit facilities and the issuer of the new notes.

     As part of the acquisition transaction, the Investors will contribute equity to, or will purchase additional equity of, Zeus Holdings in the aggregate amount of approximately $515,000. In addition, Intelsat Bermuda will establish a new $300,000 revolving credit facility and borrow approximately $150,000 under a new $350,000 Term Loan B facility (the revolving credit facility and the Term Loan B referred to together as the “senior secured credit facilities”). Borrowings under the revolving credit facility may be made only if, after giving effect to any such borrowing, the aggregate amount of all secured debt of Intelsat, Ltd. and its subsidiaries does not exceed an amount that is $1 less than 15% of consolidated net tangible assets (as defined in the Company’s existing indenture governing its outstanding senior notes). Intelsat Bermuda is also expected to issue three series of senior unsecured notes (together, the “new notes”) in an aggregate principal amount of up to $2,550,000. To the extent that these three series of notes are not issued and sold on or prior to the closing of the acquisition transaction, Zeus Holdings’ lenders have committed to provide senior unsecured interim loans in an aggregate amount of up to $2,550,000. The new notes (or senior unsecured interim loans, as the case may be) and the senior secured credit facilities are expected to be guaranteed by Intelsat and certain subsidiaries of Intelsat Bermuda. The net proceeds from these

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

funding transactions, together with cash on hand, will be used to consummate the acquisition transaction as described above and to pay related fees and expenses.

     Approximately $1,700,000 of Intelsat’s existing debt will remain outstanding following the acquisition transaction and after repayment at maturity of the Company’s $200,000 in aggregate principal amount of Eurobond 8.125% notes due 2005. This existing debt of Intelsat is not, and is not expected to be, guaranteed by Intelsat Bermuda or any of its subsidiaries. Approximately $57,000 of Intelsat Bermuda’s and its subsidiaries’ existing debt, including capital lease obligations, will remain outstanding following the acquisition transaction.

     In early October 2004, the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. At an annual general meeting held on October 20, 2004, Intelsat’s shareholders approved the acquisition transaction. On October 21, 2004, the public comment period for the applications seeking U.S. Federal Communications Commission (“FCC”) approval of the transfer of control of Intelsat concluded with no comments filed. The Company currently expects that the closing of the acquisition transaction could occur as early as the end of 2004.

Note 4 Disposal of investment in consolidated affiliate

     In February 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited, pursuant to which Intelsat Hong Kong agreed to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited, which holds licenses to provide pay television and teleport services in Hong Kong and launched a pay television service in February 2004. TVB Holdings holds the remaining 49% stake in Galaxy Holdings. Under the agreement, Intelsat Hong Kong’s total contribution was approximately $69,500, comprised of approximately $53,000 in cash payable in installments in 2003, 2004 and 2005 and approximately $16,500 in kind in the form of satellite capacity provided to Galaxy Satellite.

     On September 16, 2004, Intelsat entered into an agreement whereby Intelsat will dispose of its investment in Galaxy Holdings in order to focus on its core business of providing satellite capacity and related communications services. Under the agreement, Intelsat will transfer to TVB Holdings all of Intelsat’s right, title and interest in its shares in Galaxy Holdings by December 28, 2004. In addition, Intelsat will no longer be required to make a cash contribution of approximately $10,300 that would have been due in February 2005. An agreement relating to Intelsat’s in-kind contribution of satellite capacity on the IS-709 satellite will terminate on March 31, 2005.

     As a result of the disposition agreement, Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as a discontinued operation. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy Satellite is reflected in the condensed consolidated financial statements as a minority interest in discontinued operations. Intelsat has restated its financial statements for all prior periods contained in this quarterly report to reflect Galaxy Holdings as a discontinued operation.

     During September 2004, Intelsat reviewed its investment in Galaxy Holdings for impairment given its plan to dispose of the investment. As a result of this review, Intelsat recorded a non-cash charge of $21,501 to write down the long-lived asset group of the discontinued operations to its estimated fair value.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     The summary of operating results from discontinued operations is as follows:

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2003	2004
Revenue	$2,206	$2,527
Operating expenses	(2,262)	(12,850)
Depreciation and amortization	(734)	(1,938)
Interest and other expense, net	(263)	(192)

Net loss	(1,053)	(12,453)
Minority interest	515	6,160
Impairment of long-lived assets	—	(21,501)

Net loss from discontinued operations, net of tax and minority interest	$(538)	$(27,794)

	Nine Months	Nine Months
	September 30,	September 30,
	2003	2004
Revenue	$4,912	$6,987
Operating expenses	(4,418)	(33,609)
Depreciation and amortization	(1,763)	(4,718)
Interest and other expense, net	(563)	(844)

Net loss	(1,832)	(32,184)
Minority interest	910	15,876
Impairment of long-lived assets	—	(21,501)

Net loss from discontinued operations, net of tax and minority interest	$(922)	$(37,809)

     Assets and liabilities of discontinued operations consisted of the following:

	December 31,	September 30,
	2003	2004
Cash and cash equivalents	$24,502	$32,441
Property, plant and equipment	30,732	14,517
Other assets	2,446	2,929

Assets of discontinued operations	$57,680	$49,887

Accounts payable and accrued expenses	$5,280	$3,052
Deferred revenue	1,201	1,754
Loans payable	15,910	17,432

Liabilities of discontinued operations	$22,391	$22,238

Note 5 Purchase of the North American satellite assets of Loral Space & Communications Corporation

     On March 17, 2004, Intelsat completed its purchase of certain of the satellites and related assets of Loral Space & Communications Corporation and certain of its affiliates (collectively, “Loral” or the “Sellers”). Intelsat acquired these satellites and related assets for a purchase price of $965,063, net of assumed liabilities of $64,769 and transaction costs estimated at $14,538 in connection with the transaction, pursuant to an asset purchase agreement

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

with the Sellers dated as of July 15, 2003. The assets that Intelsat acquired included four in-orbit satellites, one satellite under construction, the rights to six orbital locations and various assets relating to the satellites and the business that the Sellers conducted on the satellites, including customer contracts. In addition, Intelsat assumed certain specified contractual commitments of the Sellers relating to the acquired assets. Intelsat financed the Loral transaction with the proceeds from its issuance in November 2003 of its 5.25% Senior Notes due 2008 and its 6.50% Senior Notes due 2013. The financial results associated with the assets acquired in connection with the Loral transaction are included in the Company’s condensed consolidated financial statements beginning on March 17, 2004.

     Under the original terms of the asset purchase agreement, Intelsat had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003 due to a significant anomaly. In October 2003, the asset purchase agreement was amended to provide that Intelsat would not acquire ownership of Telstar 4. The Telstar 4 satellite was insured for $141,000, and in 2003 the Sellers filed an insurance claim for that amount. Under the asset purchase agreement, Intelsat was entitled to any insurance proceeds paid in respect of the Telstar 4 failure, net of warranty payments to customers, and was required to reimburse the Sellers for payments made in respect of warranty claims made after Intelsat’s receipt of these insurance proceeds. Intelsat currently expects the warranty payments owed to customers to be approximately $1,157. These warranty payments may increase if customers that previously leased capacity on the Telstar 4 satellite exercise termination rights. At the date of acquisition, Intelsat recorded the $141,000 of expected insurance proceeds as an insurance receivable, and the $1,157 of expected warranty claims were included in accounts payable and accrued liabilities. Intelsat received all $141,000 of the insurance receivable during the second quarter of 2004.

     The Loral transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Insurance receivable	$141,000
Satellites	597,403
Other assets	18,019
Customer relationships	64,946
Orbital locations	223,002
Deferred revenue	(61,388)
Accounts payable and accrued liabilities	(3,381)
Transaction costs	(14,538)

Total cash consideration, net of assumed liabilities and transaction costs	$965,063

     The unaudited pro forma results of operations provided below for the three and nine months ended September 30, 2003 and 2004 are presented as though the Loral transaction had occurred at the beginning of the periods presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of the acquired assets and other acquisition-related adjustments. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2003	2004
Revenue	$269,245	$266,247
Income from continuing operations	$46,971	$10,714
Basic and diluted income from continuing operations per ordinary share	$0.29	$0.07

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2003	2004
Revenue	$826,510	$789,973
Income from continuing operations	$159,827	$70,019
Basic and diluted income from continuing operations per ordinary share	$1.00	$0.44

     Pursuant to the asset purchase agreement, in March 2004 Intelsat entered into a procurement agreement with Space Systems/Loral, Inc. (“SS/L”) for a new satellite. At the time of the closing of the Loral transaction, Intelsat paid to SS/L a deposit of $50,000, which is recorded in other assets, as prepayment for a portion of the purchase price of the new satellite. SS/L’s obligations under the procurement agreement have been secured by SS/L and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral.

Note 6 Restricted cash

     Restricted cash as of December 31, 2003 related to $700,000 of the $1,100,000 in aggregate principal amount of Intelsat’s Senior Notes issued in November 2003 that mature in 2008 and 2013. An aggregate of $700,000 in principal amount of the 2008 notes and 2013 notes was subject to mandatory redemption as at December 31, 2003 upon the occurrence of specified mandatory redemption events. The remaining $400,000 in aggregate principal amount of the 2008 notes and 2013 notes was not subject to mandatory redemption.

     As of September 30, 2004, the $700,000 in restricted cash was no longer subject to mandatory redemption, as none of the mandatory redemption events had occurred by the date specified for their occurrence. Substantially all of the proceeds from the Company’s issuance in November 2003 of the 5.25% Senior Notes due 2008 and the 6.50% Senior Notes due 2013, including the $700,000 in restricted cash, were used to pay the $965,063 cash purchase price for the Loral transaction and the $50,000 deposit for the new satellite procured from SS/L.

Note 7 Receivables

     Receivables were comprised of the following:

	As of	As of
	December 31,	September 30,
	2003	2004
Service charges:
Unbilled	$87,381	$73,939
Billed	134,234	152,681
Other	11,697	11,614
Allowance for doubtful accounts	(32,110)	(33,065)

Total	$201,202	$205,169

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 8 Satellites and other property and equipment

     Satellites and other property and equipment were comprised of the following:

	As of	As of
	December 31,	September 30,
	2003	2004
Satellites, launch vehicles and launch services	$6,329,749	$7,142,532
Information systems and ground segment	681,797	662,420
Buildings and other	224,856	231,286

Total cost	7,236,402	8,036,238
Less: accumulated depreciation	(3,973,532)	(4,233,378)

Total	$3,262,870	$3,802,860

     Satellites and other property and equipment included construction-in-progress balances of $197,228 as of December 31, 2003 and $234,956 as of September 30, 2004. These amounts relate primarily to satellites under construction and related launch services for IS-10-02 as of December 31, 2003 and for IA-8 as of September 30, 2004. Interest costs of $3,860 were capitalized during the three months ended September 30, 2003, and interest costs of $6,067 were capitalized during the three months ended September 30, 2004. Capitalized interest costs were $14,033 during the nine months ended September 30, 2003 and $16,771 during the nine months ended September 30, 2004.

Note 9 Satellite developments

     In June 2004, Intelsat launched the IS-10-02 satellite, which became operational in mid-August 2004. The launch of the IA-8 satellite (acquired in connection with the Loral transaction described in Note 5 above) was delayed from the third quarter to the fourth quarter of 2004 pending completion of an inquiry by the launch services provider of an in-flight anomaly that occurred during a launch earlier this year for another satellite operator. This inquiry has been completed, and the IA-8 satellite is currently scheduled to be launched in December 2004.

Note 10 Goodwill, orbital locations and other intangible assets

     The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following:

	As of	As of
	December 31,	September 30,
	2003	2004
Customer relationships	$26,824	$91,770
Business application software	638	638

Subtotal	27,462	92,408
Less: accumulated amortization	(2,257)	(6,555)

Total	$25,205	$85,853

     During the nine months ended September 30, 2004, the Company acquired customer relationships in connection with the closing of the Company’s purchase of certain satellites and related assets from Loral (as described in Note 5). These customer relationships were valued at $64,946 as part of the purchase price allocation.

     Customer relationships have an average life of fourteen years and business application software has an average life of two years. The Company recorded no amortization expense related to these assets for the three and nine months ended September 30, 2003. The Company recorded amortization expense of $1,718 and $4,298 for the three and nine months ended September 30, 2004.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     Scheduled amortization charges for the intangible assets subject to amortization as of September 30, 2004 were as follows:

Customer Relationships and
Business Application Software
2004	$1,692
2005	6,555
2006	6,555
2007	6,555
2008	6,555
2009 and thereafter	57,941

Total	$85,853

     The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	As of	As of
	December 31,	September 30,
	2003	2004
Goodwill	$57,608	$57,608

Orbital locations	$—	$255,002

     During the nine months ended September 30, 2004, the Company acquired rights to six orbital locations in connection with the closing of the Loral transaction, as described in Note 5 above. The rights to these orbital locations were valued at $223,002 at the date of acquisition. In addition, as described in Note 20 below, Intelsat paid $32,000 to New Skies Satellites N.V. (“New Skies”) to resolve a priority issue relating to rights to one of these orbital locations. Because the rights to these six orbital locations have been deemed to have indefinite useful lives, they will not be subject to amortization expense. However, they will be tested for impairment annually or when a change in circumstances occurs.

Note 11 Notes payable, long-term debt and other financing arrangements

     The carrying amounts of long-term debt were as follows:

	As of	As of
	December	September 30,
	31, 2003	2004
Dragon bond 6.625% notes due March 22, 2004	$200,000	$—
Eurobond 8.375% notes due October 14, 2004	200,000	200,000
Eurobond 8.125% notes due February 28, 2005	200,000	200,000
5.25% Senior Notes due November 1, 2008	400,000	400,000
Discount, net of amortization, on the 5.25% Senior Notes due November 1, 2008	(98)	(84)
7.625% Senior Notes due April 15, 2012	600,000	600,000
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(3,700)	(3,454)
6.50% Senior Notes due November 1, 2013	700,000	700,000
Discount, net of amortization, on the 6.50% Senior Notes due November 1, 2013	(2,117)	(1,999)
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000
Capital lease obligations	40,263	37,012

Total long-term debt	$2,354,348	$2,151,475

Less:
Current portion of capital lease obligations	5,290	7,173
Current portion of notes payable	1,098,591	400,000

Total current portion	$1,103,881	$407,173

Total long-term debt, excluding current portion	$1,250,467	$1,744,302

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     In December 2003, Intelsat entered into a credit agreement with a group of banks for an $800,000 three-year unsecured credit facility, consisting of a $400,000 term loan facility and a $400,000 revolving facility. The credit facility expires in March 2007. Upon the closing of the $800,000 credit facility in March 2004, the $400,000 unsecured revolving facility replaced a $500,000 three-year unsecured revolving credit facility that Intelsat had \ previously had in place and under which no funds had been borrowed. Intelsat borrowed $200,000 under the $400,000 term loan facility to repay its $200,000 in principal amount of Dragon bond 6.625% notes due March 22, 2004. This borrowing under the term loan facility was repaid in September 2004 using cash on hand. The Company could only have used the remaining $200,000 of the term loan portion of the facility to repay the $200,000 in principal amount of Eurobond 8.375% notes due October 14, 2004. Instead of borrowing under the term loan portion of the facility, Intelsat repaid the $200,000 in principal amount of Eurobond 8.375% notes due October 14, 2004 using cash on hand. Intelsat will use the $400,000 revolving credit facility obtained in March 2004 for working capital requirements, if needed. As of September 30, 2004, Intelsat had no borrowings outstanding under the credit facility. Intelsat’s $800,000 credit facility contains financial and operating covenants that, among other things, require the Company to maintain financial coverage ratios, limit the Company’s ability to pledge assets as security for additional borrowings and limit the Company’s ability to pay dividends on its ordinary shares. As of September 30, 2004, Intelsat was in compliance with these covenants.

Note 12 Retirement plans and other retiree benefits

     Note 13 to the consolidated financial statements included in Intelsat’s Form 20-F indicated that Intelsat expected to contribute $456 to its pension plan during 2004. Intelsat contributed $171 to its pension plan during the three months ended September 30, 2004 and $477 during the nine months ended September 30, 2004.

     Net periodic pension and other post-retirement benefits costs include the following components for the three and nine months ended September 30, 2003 and 2004:

	Three Months Ended September 30,
			Other Post-retirement
	Pension Benefits		Benefits
	2003	2004	2003	2004
Service cost	$1,478	$1,485	$1,326	$987
Interest cost	4,881	4,519	968	941
Expected return on plan assets	(5,658)	(5,953)	—	—
Amortization of unrecognized prior service cost	13	12	—	(267)
Amortization of unrecognized net loss (gain)	151	737	(207)	—
Amortization of unrecognized transition asset	10	14	—	—

Total costs	$875	$814	$2,087	$1,661

	Nine Months Ended September 30,
			Other Post-retirement
	Pension Benefits		Benefits
	2003	2004	2003	2004
Service cost	$5,318	$4,456	$3,979	$3,193
Interest cost	17,585	13,558	2,905	3,067
Expected return on plan assets	(20,463)	(17,858)	—	—
Amortization of unrecognized prior service cost	57	35	—	(610)
Amortization of unrecognized net loss (gain)	498	2,210	(622)	—
Amortization of unrecognized transition asset	31	27	—	—

Total costs	$3,026	$2,428	$6,262	$5,650

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 13 Related party transactions

(a)	Shareholder relationships

     Intelsat is the successor entity to the International Telecommunications Satellite Organization (the “IGO”), which was created on an interim basis in 1964 and formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat and its subsidiaries. Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership interests in the IGO. The IGO’s owners were also its principal customers, and they were able to purchase ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As Intelsat is the successor entity to the IGO, a significant number of the Company’s customers are also its shareholders. Lockheed Martin Corporation is the Company’s largest shareholder. Intelsat’s shareholders, most of which were the IGO’s owners, accounted for approximately 53% of revenue for the three months ended September 30, 2003 and approximately 44% for the three months ended September 30, 2004. For the nine months ended September 30, 2003 and 2004 these shareholders accounted for approximately 54% and 46% of revenue.

(b)	Shareholder collateral and other deposits

     Included in accounts payable and accrued liabilities in the accompanying condensed consolidated balance sheets are collateral and other deposits held from customers that are also shareholders in the amounts of $18,976 at December 31, 2003 and $15,830 at September 30, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

(c)	Amendment to Teleglobe share purchase agreement

     During the three months ended September 30, 2003, the Company recorded other income of $4,897 in connection with a decrease in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc. During the nine months ended September 30, 2003, the net effect of changes in the value of the obligation resulted in other income of $15,344. There was no other income or other expense recorded during the three and nine months ended September 30, 2004 related to this agreement.

     In March 2004, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) and Teleglobe Inc. entered into an amendment to the share purchase agreement, which is described in Note 21(b) to the consolidated financial statements included in Intelsat’s Form 20-F. The amendment provided that the Intelsat shares acquired by Intelsat Global Sales from Teleglobe Inc., which had been held in escrow, would be valued pursuant to a formula based on the range for the initial public offering price of the Company’s ordinary shares set forth on the cover page of the prospectus filed in connection with the Company’s contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004, and the parties thereafter had no remaining rights or obligations under the share purchase agreement. These shares were then transferred to Intelsat (Bermuda), Ltd. in June 2004.

Note 14 Income per ordinary share

     Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities convertible into ordinary shares or other contracts for the issuance of ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented. Although the effect of share options, restricted shares and restricted share units outstanding during 2004 was dilutive, the effect was not significant enough to impact the per share amounts.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 15 Contingencies

(a)	Insurance

     Intelsat currently has in place an insurance policy expiring in November 2004 that covers the in-orbit operations of the seven Intelsat IX series satellites. Under the terms of this policy, the Company co-insures $150,000 of the net book value of each covered satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Intelsat also has in place an insurance policy covering the in-orbit operations of the IS-10-02 satellite through June 17, 2005. Under the terms of this policy, Intelsat co-insures approximately $55,000 relating to IS-10-02. This amount includes the portion of the net book value of the satellite, excluding capitalized performance incentives, corresponding to the portion of the satellite that Intelsat owns after the sale of certain transponders to Telenor Inma AS and the net book value of ground network costs relating exclusively to the satellite. Intelsat has obtained insurance to cover the launch and 180 days of in-orbit operations of the IA-8 satellite in an amount approximating the net book value of the satellite. Intelsat does not have in-orbit insurance coverage for its 20 other satellites in orbit, including the four IA satellites in orbit, not covered under the policies described above as the net book value of each of these satellites is below $150,000.

(b)	Litigation and claims

     The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

     Two putative class action complaints have been filed against Intelsat in the U.S. District Court for the District of Columbia. The first was filed on June 24, 2004, and the second was filed on September 20, 2004. In each case, the named plaintiffs are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees. The complaints allege, among other things, that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees. Both groups of plaintiffs also seek a declaratory ruling that putative class members are entitled to health plan benefits in perpetuity and that changing the health plan terms would constitute a breach of fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, as amended, and a breach of contract. Both complaints also include an estoppel claim. Both groups of plaintiffs seek injunctive relief and monetary damages, which are unspecified in the first case. In the later case, plaintiffs also allege fraudulent misrepresentation and seek compensatory and punitive damages in the amount of $250,000. Intelsat believes the damages claim is without merit. Intelsat has moved to dismiss both complaints and intends to defend vigorously against the claims of both cases.

(c)	MFC and LCO protections

     Most of the customer service commitments entered into prior to the privatization were transferred to Intelsat pursuant to novation agreements. These agreements contain provisions, including provisions for most favored customer (“MFC”) and lifeline connectivity obligation (“LCO”) protections, that constrain Intelsat’s ability to price services in some circumstances. MFC protection entitles eligible customers to the lowest rate Intelsat charges after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. MFC protection continues until July 18, 2006. Intelsat management does not believe that the MFC terms significantly restrict the Company’s ability to price services competitively. Intelsat’s LCO contracts require the Company to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, Intelsat may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of September 30, 2004, MFC and LCO obligations had not had a material effect on the Company’s results of operations or financial position.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

(d)	ORBIT Act

     Intelsat is subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (the “ORBIT Act”), which sets forth criteria that the FCC must evaluate in considering Intelsat’s license and renewal applications and in connection with customer requests for authorization to use Intelsat’s satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires Intelsat to make an initial public offering that “substantially dilutes” the ownership interest in it held by the IGO’s former Signatories, which were its primary owners, by June 30, 2005 and to list its shares for trading on one or more major stock exchanges with transparent and effective securities regulation. Pursuant to an amendment to the ORBIT Act that became law in October 2004, Intelsat may forgo an initial public offering and a listing of its shares and still achieve the purposes of the ORBIT Act if Intelsat certifies to the FCC that, among other things, a majority financial interest in Intelsat is no longer held or controlled by the former Signatories and the FCC determines that Intelsat is in compliance with this certification. If the FCC determines that Intelsat has failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny Intelsat’s applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

     The FCC’s order relating to the Loral transaction prohibits Intelsat North America LLC from using the satellites acquired from Loral to provide capacity for direct-to-home (“DTH”) services until Intelsat is deemed to have satisfied the initial public offering requirements of the ORBIT Act. However, the FCC granted special temporary authority to Intelsat North America LLC to provide capacity for DTH services pursuant to the customer contracts acquired in the Loral transaction. This special temporary authority was extended in July 2004 and currently expires on March 14, 2005. In March 2004, one of Intelsat’s competitors, SES AMERICOM, Inc. (“SES”), filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services and requests that the FCC reconsider its decision not to impose conditions on Intelsat’s ability to provide services to the U.S. government using the acquired satellites. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application. If the FCC’s decision on SES’ application is adverse to Intelsat, the FCC could revoke the special temporary authority under which Intelsat North America LLC is providing capacity for DTH services.

     Intelsat believes that the proposed acquisition of the Company by Zeus Holdings Limited, as described in Note 3 above, satisfies the requirements set forth in the ORBIT Act, as amended, and Intelsat expects to provide the FCC with the certification required under the ORBIT Act. Intelsat believes that the restriction on Intelsat North America LLC’s ability to provide capacity for DTH services would cease to apply if the FCC determines that Intelsat is in compliance with the required certification. However, the ORBIT Act is subject to interpretation by the FCC, and Intelsat cannot be certain how the FCC will interpret its compliance with the ORBIT Act’s criteria. In addition, the proposed acquisition of the Company by Zeus Holdings Limited is subject to conditions and may not close.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 16 Business segment and geographic information

     Intelsat operates in a single business segment, in which it provides satellite communications services to its customers around the world.

     The geographic distribution of Intelsat’s revenue, based on the locations of the customers to which services are billed, was as follows:

	Three Months Ended
	September 30,
	2003	2004
North America and Caribbean	28%	38%
Europe	25%	22%
Asia Pacific	15%	12%
Sub-Saharan Africa	13%	13%
Latin America	12%	9%
Middle East and North Africa	7%	6%

     Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 17 Restructuring costs

     During the nine months ended September 30, 2004, Intelsat reduced the size of its workforce by 111 employees, or approximately 12%, by combining certain positions and eliminating positions in areas of limited growth potential. As a result of these actions, severance costs of $2,605 were incurred for the three months ended September 30, 2004, and severance costs of $5,002 were incurred for the nine months ended September 30, 2004. At September 30, 2004, accrued restructuring costs of approximately $2,750 were included in accounts payable and accrued liabilities in the condensed consolidated balance sheet. Intelsat expects these amounts to be paid in the fourth quarter of 2004.

Note 18 Customer reorganizations

(a)	MCI reorganization

     In July 2002, WorldCom, Inc., which subsequently changed its name to MCI, Inc. (“MCI”), filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. MCI emerged from bankruptcy protection in April 2004. Intelsat’s revenue generated from MCI and its affiliates as direct customers was $10,104, or 4% of total revenue, for the three months ended September 30, 2003 and $31,913, or 4% of total revenue, for the nine months ended September 30, 2003. For the three and nine months ended September 30, 2004 this revenue was $10,577, or 4%, and $31,128, or 4%, of total revenue. As of September 30, 2004, Intelsat had receivables of $10,093 due from MCI and its affiliates, of which $8,416 related to pre-petition receivables and $6,676 was reserved for in the Company’s allowance for doubtful accounts. In connection with MCI’s emergence from bankruptcy protection, Intelsat could receive settlement on pre-petition receivables in excess of the net receivables recorded, which could result in a reduction in bad debt expense in future periods. The Company cannot currently estimate the amount of any such settlement.

(b)	Verestar, Inc. reorganization

     Verestar, Inc. (“Verestar”), one of Intelsat’s largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. Revenue generated from Verestar and its affiliates was $6,053, or 3% of total revenue, and $13,062, or 2% of total revenue, for the three and nine months ended September 30, 2003. For the three and nine months ended September 30, 2004 this revenue was $5,147 and $15,687, or 2% of total revenue. As of September 30, 2004, Intelsat had receivables of $3,122 due from Verestar and its affiliates. This amount is not included in Intelsat’s net receivables balance, as revenue from Verestar is being

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

recorded on a cash basis. Intelsat’s competitor SES has made a bid to buy substantially all of the assets of Verestar that was approved by the bankruptcy court in April 2004. The transaction remains subject to FCC approval. If the transaction is successfully completed, Intelsat believes that, for operational reasons and based on an agreement with SES, SES would likely assume most of Intelsat’s existing contracts with Verestar. Pursuant to this agreement with SES, Intelsat received $2,000 in August 2004. This payment satisfies any cure costs that Verestar would otherwise be obligated to pay to Intelsat for amounts owed for periods prior to Verestar’s bankruptcy court filing with respect to contracts with Intelsat that Verestar assumes in its bankruptcy proceeding. However, if SES’ acquisition of Verestar is not successfully completed, Intelsat must return the $2,000 to SES. Accordingly, Intelsat will not record the $2,000 as revenue until this contingency is removed.

Note 19 Proposed COMSAT General Corporation transaction

     On May 11, 2004, Intelsat, Ltd., Intelsat Government Solutions Corporation (“IGS”) and Intelsat MTC LLC (“MTC”) entered into an agreement with COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc. (collectively, the “COMSAT Sellers”) pursuant to which IGS and MTC agreed to acquire the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers. The assets to be acquired include customer and vendor contracts associated with this business, as well as rights to FCC and other governmental licenses, leased business premises and other related assets. In addition, IGS and MTC have agreed to assume certain contractual commitments related to the business.

     The transaction agreement provides for a total purchase price of approximately $90,330, comprised of a cash payment of approximately $50,330 and an additional $40,000 payable at the Company’s election either in the form of ordinary shares of Intelsat, Ltd. valued at $40,000, $40,000 in cash or a combination of ordinary shares and cash having an aggregate value of $40,000. Intelsat has advised the COMSAT Sellers that it will elect to pay the entire purchase price in cash. IGS and MTC also expect to assume approximately $1,000 in net liabilities. The purchase price is subject to adjustment to reflect changes in the net assets of the business between December 31, 2003 and closing.

     The closing of this transaction is subject to the satisfaction or waiver of several conditions, including the receipt of required regulatory approvals. Pursuant to the transaction agreement, the parties will enter into a number of agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. In connection with this transaction, Intelsat has entered into a launch services agreement with Lockheed Martin Commercial Launch Services, Inc., an affiliate of Lockheed Martin Corporation, for the launch of an unspecified future satellite.

     The Company currently expects the closing of the COMSAT General transaction to occur in the fourth quarter of 2004. Intelsat or the COMSAT Sellers may terminate the transaction agreement prior to closing under specified circumstances set forth in the transaction agreement.

     Intelsat currently intends to finance the acquisition of the COMSAT Sellers’ business by using cash on hand.

Note 20 Resolution of ITU priority issue

     On April 29, 2004, the Company entered into an agreement with New Skies in order to resolve an International Telecommunication Union (“ITU”) priority issue relating to the 121º West orbital location to which the Company acquired rights in connection with the Loral transaction. Specifically, the Company agreed to pay New Skies $32,000, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8º West orbital location that would interfere with the Company’s C-band operations at the 121º West location, whether on the IA-13 satellite currently operated at this location or on any replacement satellite using the same C-band frequencies as IA-13. The Company’s $32,000 payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     In connection with the Company’s agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is the Company’s notifying administration for the 121º West orbital location. Prior to the closing of the Loral transaction, the Company and Loral had agreed to a reduction in the purchase price for the Loral assets that was intended to represent Loral’s share of the estimated cost of resolving this ITU priority issue. Because the Company’s actual cost under the agreement with New Skies was less than had previously been estimated, the Company owed Loral $4,000, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

Note 21 New accounting pronouncements

     In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The accompanying notes include the required interim disclosures.

B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read together with our unaudited condensed consolidated financial statements and the accompanying notes. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

     We are a leading provider of satellite communications services worldwide, supplying voice, data and video connectivity in over 200 countries and territories. Our global communications network includes 28 satellites in orbit, leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports, points of presence and fiber connectivity in locations around the world that we are using to provide integrated, end-to-end services. Our network includes the North American satellite assets of Loral Space & Communications Corporation and certain of its affiliates, referred to together as Loral, that we acquired in March 2004. We are a Bermuda holding company and conduct our operations through our sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

     In September 2004, we decided to dispose of our investment in Galaxy Satellite TV Holdings Limited, referred to as Galaxy Holdings. Accordingly, our condensed consolidated financial statements reflect our investment in Galaxy Holdings as a discontinued operation. Refer to Note 4 to our condensed consolidated financial statements appearing elsewhere in this quarterly report for a discussion of our investment in Galaxy Holdings. Certain prior period amounts discussed below have been reclassified to conform to the current period’s presentation.

Results of Operations for the Three and Nine Months Ended September 30, 2003 and September 30, 2004

     The following table sets forth the consolidated statements of operations data:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2003	2004
		(in thousands)
Revenue	$235,079	$266,247	$715,810	$760,538

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	31,965	34,563	100,149	114,237
Selling, general and administrative	34,312	47,496	91,217	112,759
Depreciation and amortization	100,381	116,973	298,551	336,256
IS-10-01 contract termination costs	(3,000)	—	(3,000)	—
Restructuring costs	(837)	2,605	(837)	5,002

Total operating expenses	162,821	201,637	486,080	568,254

Operating income from continuing operations	72,258	64,610	229,730	192,284
Interest expense	22,112	37,824	65,980	111,476
Interest income	57	894	166	4,177
Other income (expense), net	4,465	(911)	14,809	(1,886)

Income from continuing operations before income taxes	54,668	26,769	178,725	83,099
Provision for income taxes	5,759	16,055	22,744	27,111

Income from continuing operations	48,909	10,714	155,981	55,988
Loss from discontinued operations, net of tax and minority interest	(538)	(27,794)	(922)	(37,809)

Net income (loss)	$48,371	$(17,080)	$155,059	$18,179

     Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services commitments. The table below sets forth our revenue by service commitment type and the percentage of total revenue represented by each. Revenue under the customer contracts we assumed from Loral are primarily included in the “lease services” category below. The “other services” category below includes revenue from other service commitment types and revenue from satellite engineering and operations services provided to other operators.

	Three Months Ended September 30,
	2003		2004
	(in thousands, except percentages)
Lease services	$149,007	63%	$177,654	67%
Channel and carrier services	74,658	32	65,347	24
Managed services	9,514	4	21,772	8
Other services	1,900	<1	1,474	<1

Total	$235,079	100%	$266,247	100%

	Nine Months Ended September 30,
	2003		2004
	(in thousands, except percentages)
Lease services	$457,974	64%	$504,455	66%
Channel and carrier services	232,967	32	201,142	26
Managed services	21,345	3	51,724	7
Other services	3,524	<1	3,217	<1

Total	$715,810	100%	$760,538	100%

     Revenue

     Revenue of $266.2 million for the three months ended September 30, 2004 reflects an increase of $31.1 million, or 13%, from $235.1 million for the three months ended September 30, 2003. This increase was primarily due to an increase in lease services revenue of $28.6 million. The increase in lease services revenue consisted mainly of $35.8 million generated from operation of the satellites and other assets acquired upon the closing of the Loral transaction in March 2004, partially offset by a $7.2 million reduction in revenue due to lease services commitments that expired during the period and were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. The increase in revenue was also partially offset by a decline in the volume of capacity sold as channel and carrier services of $9.3 million, reflecting the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. The decline in revenue from channel and carrier services was more than offset by a $12.3 million increase in revenue associated with growth in our managed services, which included $1.3 million associated with contracts acquired in the Loral transaction. Other services revenue decreased $0.5 million due to a decline in revenue from satellite engineering and operations services provided to other operators.

     Revenue of $760.5 million for the nine months ended September 30, 2004 reflects an increase of $44.7 million, or 6%, from $715.8 million for the nine months ended September 30, 2003. The increase was primarily attributable to an increase in lease services revenue of $46.5 million, which reflected $76.8 million in lease services revenue generated from operation of the satellites and other assets acquired upon the closing of the Loral transaction. This lease services revenue increase was offset by a decrease of $30.3 million due to the expiration of lease services agreements during the past year that were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. Partially offsetting the overall increase in revenue was a decrease in revenue from channel and carrier services of $31.8 million. The decrease in revenue from channel and carrier services was primarily due to a decrease in the volume of capacity sold as a result of the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. The decline in revenue from channel and carrier services was almost entirely offset by a $30.4 million increase in revenue associated with growth in our managed services, which included $2.6 million associated with the assets acquired in the Loral transaction.

     Operating Expenses

     Direct costs of revenue (exclusive of depreciation and amortization) of $34.6 million for the three months ended September 30, 2004 reflect an increase of $2.6 million, or 8%, from $32.0 million for the three months ended September 30, 2003. This increase was principally due to increases in other compensation costs of $2.7 million, which were mainly attributed to equity incentive plan expense related to employees, and increases in costs of services of $4.2 million, which were primarily due to an increase in expenses incurred for leased fiber capacity associated with growth in our managed services. These increases were partially offset by decreases in other staffing costs of $3.1 million partly due to lower corporate bonus expense in 2004 and lower salaries and benefits as a result of reductions in force in 2004, as well as decreases in other expenses of $1.2 million.

     Direct costs of revenue (exclusive of depreciation and amortization) of $114.2 million for the nine months ended September 30, 2004 reflect an increase of $14.1 million, or 14%, from $100.1 million for the nine months ended September 30, 2003. This increase was principally due to increases in costs of services of $9.5 million that were primarily associated with growth in our managed services, as described above. The increase in direct costs of revenue was also due to increases in service fees of $3.8 million primarily related to our transition services agreements with Loral and other compensation costs of $3.2 million primarily related to equity incentive plan expense related to employees. The expenses we incurred under our transition services agreements with Loral are temporary in nature, and we expect that we will not continue to incur these expenses beyond mid-2005. The overall increase in direct costs of revenue was partially offset by decreases in other staffing costs of $1.7 million primarily related to higher capitalized salaries in 2004, as well as decreases in other expenses of $0.7 million.

     Selling, general and administrative expenses of $47.5 million for the three months ended September 30, 2004 reflect an increase of $13.2 million, or 38%, from $34.3 million for the three months ended September 30, 2003. This increase was primarily due to increases in professional fees of $5.1 million primarily related to the proposed acquisition of us by Zeus Holdings Limited, as described below, staff costs of $4.7 million partly related to higher contractor costs and sales incentive bonuses than the same period in 2003, other compensation of $2.9 million primarily attributed to equity incentive plan expense related to employees and other expenses of $0.5 million.

     Selling, general and administrative expenses of $112.8 million for the nine months ended September 30, 2004 reflect an increase of $21.6 million, or 24%, from $91.2 million for the nine months ended September 30, 2003. This increase was primarily due to increases in professional fees of $11.2 million primarily due to the proposed acquisition of us by Zeus Holdings Limited and the withdrawal of our contemplated initial public offering, staff costs of $5.8 million partly related to higher contractor costs and sales incentive bonuses than the same period in 2003, other compensation costs of $3.0 million mainly attributed to equity incentive plan expense related to employees, and other costs of $0.4 million.

     Depreciation and amortization of $117.0 million for the three months ended September 30, 2004 reflects an increase of $16.6 million, or 17%, from $100.4 million for the three months ended September 30, 2003. This increase was primarily due to depreciation of $12.6 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and depreciation of $1.8 million recorded on the IS-10-02 satellite launched in June 2004. This increase was partially offset by a decrease of $0.8 million primarily attributable to an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization was an increase in depreciation of $3.0 million relating to ground segment and infrastructure costs and intangible assets.

     Depreciation and amortization of $336.3 million for the nine months ended September 30, 2004 reflects an increase of $37.7 million, or 13%, from $298.6 million for the nine months ended September 30, 2003. This increase was primarily due to depreciation of $27.2 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and $4.0 million recorded on an Intelsat IX series satellite that did not become operational until the end of the first quarter of 2003. Also contributing to this increase was depreciation of $1.8 million recorded on the IS-10-02 satellite. This increase was partially offset by a decrease of $4.3 million attributable to a reduction in satellite performance incentives paid on the Intelsat VII series satellites and an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization was an increase in depreciation of $9.0 million relating to ground segment and infrastructure costs and amortization of intangible assets.

     Restructuring costs for the nine months ended September 30, 2004 consist of costs incurred for severance and related benefit costs as a result of reducing the size of our workforce by 111 employees, or approximately 12%. The workforce reduction resulted from combining certain positions and eliminating positions in areas of limited growth potential. Restructuring costs of $2.6 million were recorded for the three months ended September 30, 2004. Restructuring costs of $5.0 million were recorded for the nine months ended September 30, 2004. During the three-month and nine-month periods ended September 30, 2003, we reversed $0.8 million of restructuring costs related to a change in estimate of restructuring costs that had been recorded in December 2002.

     Interest Expense, Interest Income and Other Income (Expense), Net

     Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense of $37.8 million for the three months ended September 30, 2004 reflects an increase of $15.7 million, or 71%, from $22.1 million for the three months ended September 30, 2003. This increase was primarily due to gross interest costs of $17.6 million associated with our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003 and a $1.9 million write-off of credit facility fees associated with the $400.0 million term loan portion of our credit facility as this amount is no longer available for borrowing. These increases were partially offset by a $2.2 million increase in interest capitalized during the three months ended September 30, 2004 as compared to the amount capitalized during the same period in 2003. The increase in interest capitalized was attributable to the construction-in-progress balances relating to the IA-8 satellite during the three months ended September 30, 2004 as compared to those balances during the same period in 2003, as the IA-8 satellite was acquired in the Loral transaction in 2004 and was not included in our balances in 2003.

     Interest expense of $111.5 million for the nine months ended September 30, 2004 reflects an increase of $45.5 million, or 69%, from $66.0 million for the nine months ended September 30, 2003. This increase was primarily due to gross interest costs of $51.9 million associated with our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003.

     Interest income of $0.9 million for the three months ended September 30, 2004 reflects an increase of $0.8 million, or 800%, from $0.1 million for the same period in the prior year. Interest income of $4.2 million for the nine months ended September 30, 2004 reflects an increase of $4.0 million, or 2,000%, from $0.2 million for the same period in the prior year. This increase in the nine-month period was principally due to the cash on hand prior to the closing of the Loral transaction in 2004 as a result of the issuance in November 2003 of the 5.25% Senior Notes due 2008 and the 6.50% Senior Notes due 2013.

     Other income (expense), net consists of non-operating income less non-operating expense. Other expense, net of $0.9 million for the three months ended September 30, 2004 reflects a decrease of $5.4 million, or 120%, from other income, net of $4.5 million for the three months ended September 30, 2003. The decrease was partly due to other income of $4.9 million recorded for the three months ended September 30, 2003 in connection with a decrease in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded for the three months ended September 30, 2004. Also contributing to the decrease was an increase in our equity in the losses of an affiliate of $0.8 million.

     Other expense, net of $1.9 million for the nine months ended September 30, 2004 reflects a decrease of $16.7 million, or 113%, from other income, net of $14.8 million for the nine months ended September 30, 2003. The decrease was primarily due to other income of $15.3 million recorded for the nine months ended September 30, 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded for the nine months ended September 30, 2004. Also contributing to the decrease was an increase in our equity in the losses of an affiliate of $2.3 million.

     Income Taxes

     Our provision for income taxes totaled $16.1 million for the three months ended September 30, 2004 as compared to $5.8 million for the three months ended September 30, 2003. Our provision for income taxes totaled

$27.1 million for the nine months ended September 30, 2004 as compared to $22.7 million for the nine months ended September 30, 2003. The effective tax rate on taxable income was 60% for the three months ended September 30, 2004 and 34% for the nine months ended September 30, 2004. The effective tax rate on taxable income was 12% for the three months ended September 30, 2003 and 14% for the nine months ended September 30, 2003. The increase in our effective tax rate was primarily due to the relatively consistent level of pre-tax earnings in the jurisdictions in which we are subject to income taxes, principally the United States and the United Kingdom, despite the overall decline in our consolidated taxable income.

     In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 109, Accounting for Income Taxes, our estimated effective tax rate is our estimated full-year provision for income taxes divided by our estimated full-year earnings. These earnings exclude items of income or loss on which we do not record an associated tax liability or benefit, consisting of discontinued operations and changes in the obligation payable by us under a share purchase agreement with Teleglobe Inc.

     Income from Continuing Operations

     Income from continuing operations of $10.7 million for the three months ended September 30, 2004 reflects a decrease of $38.2 million, or 78%, from income from continuing operations of $48.9 million for the three months ended September 30, 2003. The decrease during the period was due to higher operating expenses and interest expense as compared to the same period in 2003, as discussed above. Income from continuing operations of $56.0 million for the nine months ended September 30, 2004 reflects a decrease of $100.0 million, or 64%, from $156.0 million for the nine months ended September 30, 2003. The decrease during the period was due to higher operating expenses and interest expense and lower other income (expense), net as compared to the same period in 2003, as discussed above.

     Loss from Discontinued Operations, Net of Tax and Minority Interest

     Loss from discontinued operations, net of tax and minority interest consists of our portion of Galaxy Holdings’ results of operations through September 30, 2004, as well as a non-cash charge of $21.5 million to write down our investment in Galaxy Holdings based on the estimated fair value given our decision to dispose of the investment. Loss from discontinued operations, net of tax and minority interest of $27.8 million for the three months ended September 30, 2004 reflects an increase of $27.3 million from $0.5 million for the three months ended September 30, 2003. Loss from discontinued operations, net of tax and minority interest of $37.8 million for the nine months ended September 30, 2004 reflects an increase of $36.9 million from $0.9 million for the nine months ended September 30, 2003. The increases during the three-month and nine-month periods were due principally to the $21.5 million write-down of our investment in September 2004.

     Net Income (Loss)

     Net loss of $17.1 million for the three months ended September 30, 2004 reflects a decrease of $65.5 million, or 135%, from net income of $48.4 million for the three months ended September 30, 2003. The decrease during the period was due to lower income from continuing operations as compared to the same period in 2003, as discussed above, and the loss from discontinued operations, net of tax and minority interest. Net income of $18.2 million for the nine months ended September 30, 2004 reflects a decrease of $136.9 million, or 88%, from $155.1 million for the nine months ended September 30, 2003. The decrease during the period was due to lower income from continuing operations as compared to the same period in 2003, as discussed above, and the loss from discontinued operations, net of tax and minority interest.

     EBITDA from Continuing Operations

     EBITDA from continuing operations consists of income from continuing operations before interest, taxes and depreciation and amortization. EBITDA, or earnings before interest, taxes and depreciation and amortization, is a measure commonly used in the fixed satellite services sector, and we present EBITDA from continuing operations to enhance your understanding of our operating performance. We use EBITDA from continuing operations as one criterion for evaluating our performance relative to that of our peers. We present EBITDA from continuing operations, rather than EBITDA, as we believe that income from continuing operations, rather than net income, is a more relevant measure for purposes of comparison to our operating performance in prior periods and to the operating performance of other companies. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, referred to as U.S. GAAP, and our EBITDA from continuing operations may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA from continuing operations as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

     EBITDA from continuing operations of $180.7 million for the three months ended September 30, 2004 reflects an increase of $3.6 million, or 2%, from $177.1 million for the same period in 2003. This increase was principally due to higher revenue, partially offset by higher operating expenses and lower other income (expense), net, as compared to the same period in 2003. EBITDA from continuing operations of $526.7 million for the nine months ended September 30, 2004 reflects a decrease of $16.4 million, or 3%, from $543.1 million for the same period in 2003. This decrease was principally due to lower other income (expense), net, as compared to the same period in 2003, as discussed above.

     The following table sets forth the reconciliation of income from continuing operations to EBITDA from continuing operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(in thousands)
Income from continuing operations	$48,909	$10,714	$155,981	$55,988
Add:
Interest expense	22,112	37,824	65,980	111,476
Provision for income taxes	5,759	16,055	22,744	27,111
Depreciation and amortization	100,381	116,973	298,551	336,256
Subtract:
Interest income	57	894	166	4,177

EBITDA from continuing operations	$177,104	$180,672	$543,090	$526,654

Liquidity and Capital Resources

     Cash Flow Items

     Net cash provided by operating activities of $531.1 million for the nine months ended September 30, 2004 reflects an increase of $94.6 million, or 22%, from $436.5 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, net cash provided by operating activities was principally comprised of $56.0 million in income from continuing operations, $336.3 million in depreciation and amortization and an increase in cash flows from operating assets and liabilities of $123.4 million. The increase in cash flows from operating assets and liabilities was due in part to a customer prepayment for services of $87.7 million. For the nine months ended September 30, 2003, net cash provided by operating activities was principally comprised of $156.0 million in income from continuing operations and $298.6 million in depreciation and amortization, partially offset by non-cash other income of $15.3 million recorded in connection with a decrease in an obligation payable by us under a share purchase agreement with Teleglobe Inc. and a $40.0 million contribution to our noncontributory defined benefit retirement plan.

     Net cash used in investing activities of $478.7 million for the nine months ended September 30, 2004 reflects an increase of $273.3 million, or 133%, from $205.4 million for the nine months ended September 30, 2003. Our investing activities during the nine months ended September 30, 2004 consisted primarily of $264.5 million of capital expenditures mainly for satellites and associated launch services, a $50.0 million deposit on a future satellite ordered in connection with the Loral transaction, a $32.0 million payment relating to rights to an orbital location and $965.1 million paid to acquire assets in the Loral transaction. These amounts were partially offset by the elimination of $700.0 million of restricted cash that was no longer restricted following the closing of the Loral transaction and $141.0 million of insurance proceeds received in connection with the Loral transaction. Our investing activities during the nine months ended September 30, 2003 consisted of $147.4 million of capital expenditures for satellites and associated launch services and a $58.0 million investment in WildBlue Communications, Inc.

     Net cash used in financing activities of $211.4 million for the nine months ended September 30, 2004 reflects an increase of $97.2 million, or 85%, from $114.2 million for the nine months ended September 30, 2003. Our financing activities for the nine months ended September 30, 2004 consisted primarily of the repayment of long-term debt of $400.0 million and proceeds from a credit facility term loan borrowing of $200.0 million. Our financing activities for the nine months ended September 30, 2003 consisted primarily of repayments of commercial paper borrowings of $44.0 million and principal payments on deferred satellite performance incentives of $63.7 million. At September 30, 2004, we had no commercial paper borrowings outstanding.

     Debt and Other Liabilities

     At September 30, 2004, we had debt, including the current portion of such debt, of $2,151.5 million, all of which was denominated in U.S. dollars. Our debt at September 30, 2004 consisted of $200.0 million in Eurobond 8.375% notes due 2004, $200.0 million in Eurobond 8.125% notes due 2005, $400.0 million of 5.25% Senior Notes due 2008 offset by an unamortized discount of $0.1 million, $600.0 million of 7.625% Senior Notes due 2012 offset by an unamortized discount of $3.5 million, $700.0 million of 6.50% Senior Notes due 2013 offset by an unamortized discount of $2.0 million, $37.0 million in capital lease obligations and a $20.0 million note payable to Lockheed Martin Corporation. We incurred gross interest costs of $43.9 million for the three months ended September 30, 2004 and $26.0 million for the three months ended September 30, 2003. We incurred gross interest costs of $128.2 million for the nine months ended September 30, 2004 and $80.0 million for the nine months ended September 30, 2003.

     Of our debt outstanding as of September 30, 2004, $200.0 million matured and was repaid in October 2004, $200.0 million matures in 2005, and $20.0 million matures in $5.0 million annual installments between 2007 and 2010. In addition, $400.0 million matures in 2008, $600.0 million matures in 2012 and $700.0 million matures in 2013. Our capital lease obligations mature in 2009.

     At December 31, 2003, we had debt, including the current portion of such debt, of $2,354.3 million, all of which was denominated in U.S. dollars. This debt included $200.0 million in Dragon bond 6.625% notes due 2004, $200.0 million in Eurobond 8.375% notes due 2004, $200.0 million in Eurobond 8.125% notes due 2005, $400.0 million of 5.25% Senior Notes due 2008 offset by an unamortized discount of $0.1 million, $600.0 million of 7.625% Senior Notes due 2012 offset by an unamortized discount of $3.7 million and $700.0 million of 6.50% Senior Notes due 2013 offset by an unamortized discount of $2.1 million. This debt also included $40.3 million in capitalized lease obligations and a $20.0 million note payable to Lockheed Martin Corporation. Of our debt outstanding at December 31, 2003, $400.0 million was repaid at maturity in March and October 2004.

     Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $58.3 million as of September 30, 2004 and $52.4 million as of December 31, 2003.

     Receivables

     Our receivables, net totaled $205.2 million at September 30, 2004 and $201.2 million at December 31, 2003. Of these amounts, our gross trade receivables, consisting of total billed and unbilled service charges, were

$226.6 million at September 30, 2004 and $221.6 million at December 31, 2003. The remaining balance in each period represents other receivables and the allowance for doubtful accounts.

     Capital Resources

     In March 2004, we financed the Loral transaction, including the $50.0 million deposit we made as prepayment for a portion of the purchase price of a new satellite, with the proceeds from our sale in November 2003 of our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013. Other significant liquidity requirements in 2004 have arisen in connection with the payment of $400.0 million in debt that matured in 2004, including $200.0 million in principal amount of Dragon bond 6.625% notes due March 22, 2004 and $200.0 million in principal amount of Eurobond 8.375% notes due October 14, 2004, and the funding of capital expenditures. We repaid our Dragon bond 6.625% notes due March 22, 2004 by borrowing $200.0 million under the term loan portion of our $800.0 million credit facility, which is described below. We repaid this $200.0 million term loan borrowing in September 2004 with cash on hand. We also repaid our Eurobond 8.375% notes due October 14, 2004 with cash on hand. Our other liquidity requirements in 2004 to date have been funded with cash on hand and cash provided by operating activities. We expect that liquidity requirements until the closing of the proposed acquisition of us by Zeus Holdings Limited can be met with cash on hand and cash provided by operating activities. Other sources of funding, if needed, include borrowings under the revolving facility portion of our $800.0 million credit facility. However, we expect that we will borrow under this revolving facility to repay the $200.0 million in principal amount of Eurobond 8.125% notes due February 28, 2005 if the proposed acquisition of our company by Zeus Holdings Limited does not close before these Eurobond notes mature. Any credit rating downgrade that we experience would increase our borrowing costs under our credit facility or from other financing sources.

     After the completion of the proposed acquisition of us by Zeus Holdings Limited, we will be a highly leveraged company. As part of this proposed transaction, our Intelsat (Bermuda), Ltd. subsidiary, referred to as Intelsat Bermuda, will incur substantial debt, including debt under senior secured credit facilities and approximately $2.55 billion in new notes, with payments to service this indebtedness substantially increasing our liquidity requirements as compared to prior years. The senior secured credit facilities are expected to be comprised of a $350.0 million Term Loan B facility and a $300.0 million revolving credit facility. We intend to fund these additional debt service requirements through cash on hand, cash provided by operating activities and, if necessary, borrowings under the revolving facility of the senior secured credit facilities. For more information regarding the proposed acquisition of us by Zeus Holdings Limited and our debt structure after the completion of this acquisition and the related funding transactions, see “Proposed Acquisition of Intelsat by Zeus Holdings Limited” below.

     We may have unplanned projects requiring significant capital expenditures or our capital requirements may be greater than we currently anticipate as a result of other unanticipated expenses. Accordingly, we may be required to seek additional external financing. In addition, the ongoing consolidation in the fixed satellite services sector may require that we obtain funding for currently unplanned strategic transactions. A number of factors would influence our ability to obtain additional external financing, including our credit rating and financial performance and general market conditions. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our backlog and the business conditions faced by our customers are among the factors considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

     In December 2003, we entered into a credit agreement with a group of banks for an $800.0 million three-year unsecured credit facility, consisting of a $400.0 million term loan facility and a $400.0 million revolving facility. The credit facility expires in March 2007. Upon the closing of this $800.0 million credit facility in March 2004, the $400.0 million unsecured revolving facility replaced a $500.0 million three-year unsecured revolving credit facility we had previously had in place, as described below. As described above, we used $200.0 million of the $400.0 million term loan portion of the facility to repay our Dragon bond 6.625% notes due March 22, 2004, and we repaid this term loan borrowing in September 2004. We no longer have borrowings available under the term loan portion of our $800.0 million credit facility. As of September 30, 2004, we had no borrowings outstanding under the credit facility. Our $800.0 million credit facility contains financial and operating covenants that, among other things, require us to maintain financial coverage ratios, limit our ability to pledge assets as security for additional borrowings and limit our ability to pay dividends on our ordinary shares. As of September 30, 2004, we were in compliance with the covenants under this credit facility. We expect to terminate this facility upon the closing of the proposed acquisition of our company by Zeus Holdings Limited.

     To support our commercial paper program and to provide funding for general corporate purposes, we had entered into an agreement in March 2002 with a group of financial institutions for a $500.0 million three-year unsecured revolving credit facility. This $500.0 million revolving credit facility was terminated in March 2004 upon the closing of the $800.0 million credit facility described above.

     Capital Expenditures

     Excluding the $965.1 million that we have paid for the satellites and related assets acquired in connection with the Loral transaction, we expect that our capital expenditures in 2004 will total approximately $385 million. This amount includes approximately $160 million in expenditures relating to assets acquired in the Loral transaction and approximately $225 million in other planned capital expenditures. In addition, we made a $50.0 million deposit on the IA-9 satellite in March 2004 that will only be treated as capital to the extent that we actually incur costs under the procurement agreement for the satellite. We expect that approximately $3 million of this deposit will be classified as capital in 2004, and this amount is included in the $385 million in expected total capital expenditures in 2004 noted above. The remainder of the deposit made on the IA-9 satellite is expected to be classified as capital in 2005. Excluding the portion of this deposit that is expected to be classified as capital in 2005, we plan to spend approximately $75 million in 2005 for capital expenditures. In 2005 and future years, our actual capital expenditures may differ from our expected capital expenditures as we pursue our business strategies and seek to respond to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the operational life of the satellite to be replaced. As a result of these factors, we frequently experience significant variances in our capital expenditure outlays from year to year. Currently, we have only one satellite, our IA-9 satellite, under construction. In addition, other than the expected launch of our IA-8 satellite in December 2004, we have no launches planned before mid-2008.

Currency and Exchange Rates

     Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the nine months ended September 30, 2004, our Brazilian customers represented approximately 1% of our revenue.

     Transactions in other currencies are converted into and from U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

     We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 11 to our condensed consolidated financial statements appearing elsewhere in this quarterly report. As of December 31, 2003, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2003, we had approximately $2.3 billion in fixed-rate debt. To the extent that we fund working capital needs or our capital expenditures using our revolving credit facility, we will be subject to interest rate and related cash flow risk. In addition, after the completion of the proposed acquisition of us by Zeus Holdings Limited, we expect that we will be subject to interest rate and related cash flow risk in connection with borrowings under the contemplated senior secured credit facilities and some portion of the $2.55 billion in new notes that we expect Intelsat Bermuda to issue. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we become subject to significant interest rate risk in the future, we will evaluate the appropriateness of using various hedging instruments.

     Presented below is an analysis of our financial instruments as of December 31, 2003 that are sensitive to changes in interest rates. The table demonstrates the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values,” or the prices at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2003.

	Interest Rate Risk (in millions) as of December 31, 2003
	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points
	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)
$700 million principal 6.5% senior notes due 11/01/13	$818.8	$789.1	$760.7	$734.0	$707.8	$683.2	$659.6
$600 million principal 7.625% senior notes due 04/15/12	$745.0	$721.7	$699.3	$678.7	$657.1	$637.2	$618.2
$400 million principal 5.25% senior notes due 11/01/08	$436.7	$427.5	$418.5	$410.0	$401.3	$393.0	$384.9
$200 million principal Eurobond 8.125% notes due 02/28/05	$216.1	$214.9	$213.7	$211.8	$211.3	$210.1	$208.9
$200 million principal Eurobond 8.375% notes due 10/14/04	$211.5	$210.6	$209.8	$209.0	$208.2	$207.4	$206.6
$200 million principal Dragon bond 6.625% notes due 3/22/04	$202.6	$202.4	$202.1	$201.9	$201.6	$201.4	$201.2

     This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis. The $200.0 million in principal amount of Dragon bond 6.625% notes due March 22, 2004 and the $200.0 million in principal amount of Eurobond 8.375% notes due October 14, 2004 were paid on the maturity dates for these notes.

     As of December 31, 2002, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities were fixed. As of December 31, 2003, we had approximately $1.1 billion more in long-term fixed rate debt than we had as of December 31, 2002. Accordingly, any changes in interest rates would be more significant as of December 31, 2003 in comparison to December 31, 2002.

Critical Accounting Policies

     Our significant accounting policies are described fully in Note 2 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects — Critical Accounting Policies” included in our annual report on Form 20-F for the fiscal year ended December 31, 2003. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives, retirement plans and other postretirement benefits, and investments in affiliated companies. The impact of any risks related to these policies on our business operations is discussed in this “Operating and Financial Review and Prospects” section where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

     Our Shareholder Relationships

     Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they were able to purchase ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant number of our customers are also shareholders in our company. Lockheed Martin Corporation is our largest shareholder. Our shareholders, most of which were the IGO’s owners, accounted for approximately 53% of revenue for the three months ended September 30, 2003 and approximately 44% of revenue for the three months ended September 30, 2004. For the nine months ended September 30, 2003 and 2004 these shareholders accounted for approximately 54% and 46% of revenue.

     Shareholder Collateral and Other Deposits

     Included in accounts payable and accrued liabilities in the condensed consolidated balance sheets appearing elsewhere in this quarterly report are collateral and other deposits held from customers that are also shareholders in the amounts of $19.0 million at December 31, 2003 and $15.8 million at September 30, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

     Amendment to Teleglobe Share Purchase Agreement

     During the nine months ended September 30, 2003, we recorded other income of $15.3 million in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. There was no other income recorded during the nine months ended September 30, 2004 related to this agreement.

     In March 2004, Intelsat Global Sales & Marketing Ltd., referred to as Intelsat Global Sales, and Teleglobe Inc. entered into an amendment to the share purchase agreement, which is described in Note 21(b) to the consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2003. The amendment provided that the Intelsat, Ltd. ordinary shares acquired by Intelsat Global Sales from Teleglobe Inc., which had been held in escrow, would be valued pursuant to a formula based on the range for the initial public offering price of our ordinary shares set forth on the cover page of the prospectus filed in connection with our contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004, and thereafter we and Teleglobe Inc. had no remaining rights or obligations under the share purchase agreement. These shares were then transferred to Intelsat (Bermuda), Ltd. in June 2004.

New Accounting Pronouncements

     In December 2003, the Financial Accounting Standards Board, referred to as FASB, issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The notes to our condensed consolidated financial statements appearing elsewhere in this quarterly report include the required interim disclosures.

Proposed COMSAT General Corporation Transaction

     On May 11, 2004, we, our Intelsat Government Solutions Corporation subsidiary, referred to as IGS, and our Intelsat MTC LLC subsidiary, referred to as MTC, entered into an agreement with COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc., referred to together as the

COMSAT Sellers, pursuant to which IGS and MTC agreed to acquire the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers. The assets to be acquired include customer and vendor contracts associated with this business, as well as rights to U.S. Federal Communications Commission, referred to as the FCC, and other governmental licenses, leased business premises and other related assets. In addition, IGS and MTC have agreed to assume certain contractual commitments related to the business.

     The transaction agreement provides for a total purchase price of approximately $90.3 million, comprised of a cash payment of approximately $50.3 million and an additional $40.0 million payable at our election either in the form of ordinary shares of Intelsat, Ltd. valued at $40.0 million, $40.0 million in cash or a combination of ordinary shares and cash having an aggregate value of $40.0 million. We have advised the COMSAT Sellers that we will elect to pay the entire purchase price in cash. IGS and MTC also expect to assume approximately $1.0 million in net liabilities. The purchase price is subject to adjustment to reflect changes in the net assets of the business between December 31, 2003 and closing.

     The closing of this transaction is subject to the satisfaction or waiver of several conditions, including the receipt of required regulatory approvals. Pursuant to our transaction agreement with the COMSAT Sellers, we and the COMSAT Sellers will enter into a number of agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. In connection with this transaction, we have entered into a launch services agreement with Lockheed Martin Commercial Launch Services, Inc., an affiliate of Lockheed Martin Corporation, for the launch of an unspecified future satellite.

     We currently expect the closing of the COMSAT General transaction to occur in the fourth quarter of 2004. We or the COMSAT Sellers may terminate the transaction agreement prior to closing under specified circumstances set forth in the transaction agreement.

     We currently intend to finance the acquisition of the COMSAT Sellers’ business by using cash on hand.

Resolution of ITU Priority Issue

     On April 29, 2004, we entered into an agreement with New Skies Satellites N.V., referred to as New Skies, in order to resolve an International Telecommunication Union, or ITU, priority issue relating to the 121º West orbital location to which we acquired rights in connection with the Loral transaction. Specifically, we agreed to pay New Skies $32.0 million, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8º West orbital location that would interfere with our C-band operations at the 121º West location, whether on the IA-13 satellite currently operated at this location or on any replacement satellite using the same C-band frequencies as IA-13. Our $32.0 million payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset. In connection with our agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is our notifying administration for the 121º West orbital location. Prior to the closing of the Loral transaction, we and Loral had agreed to a reduction in the purchase price for the Loral assets that was intended to represent Loral’s share of the estimated cost of resolving this ITU priority issue. Because our actual cost under the agreement with New Skies was less than we had estimated, we owed Loral $4.0 million, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

ORBIT Act

     We are subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act, referred to as the ORBIT Act, which sets forth criteria that the FCC must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires us to make an initial public offering that “substantially dilutes” the ownership interest in us held by the IGO’s former Signatories, which were its primary owners, by June 30, 2005 and to list our shares for trading on one or more major stock exchanges with transparent and effective securities regulation. Pursuant to an amendment to the ORBIT Act that became law in October 2004, we may forgo an initial public offering and a listing of our shares and still achieve the purposes of the ORBIT Act if we certify to the FCC that, among other things, a majority financial interest in us is no longer held or controlled by the former Signatories and the FCC determines that we are in compliance with this certification. If the FCC determines that we have failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

     The FCC’s order relating to the Loral transaction prohibits Intelsat North America LLC from using the satellites acquired from Loral to provide capacity for direct-to-home, referred to as DTH, services until we are deemed to have satisfied the initial public offering requirements of the ORBIT Act. However, the FCC has granted special temporary authority to Intelsat North America LLC to provide capacity for DTH services pursuant to the customer contracts that we acquired in the Loral transaction until March 14, 2005. In March 2004, one of our competitors, SES AMERICOM, Inc., referred to as SES, filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services and requests that the FCC reconsider its decision not to impose conditions on our ability to provide services to the U.S. government using the acquired satellites. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application. If the FCC’s decision on SES’ application is adverse to us, the FCC could revoke the special temporary authority under which Intelsat North America LLC is providing capacity for DTH services.

     The ORBIT Act is subject to interpretation by the FCC, and we cannot be certain how the FCC will interpret our compliance with the ORBIT Act’s criteria. However, we believe that the acquisition of our company by Zeus Holdings Limited, as described below, satisfies the requirements set forth in the ORBIT Act, as amended, and we expect to provide the FCC with the certification required under the ORBIT Act. We believe that the restriction on Intelsat North America LLC’s ability to provide capacity for DTH services would cease to apply if the FCC determines that we are in compliance with the required certification.

Proposed Acquisition of Intelsat by Zeus Holdings Limited

     Pursuant to an agreement entered into on August 16, 2004, Zeus Holdings Limited, referred to as Zeus Holdings, a Bermuda company formed by a consortium of four private equity investment groups, referred to as the Investors, has agreed to acquire Intelsat, Ltd. for total cash consideration of approximately $3 billion, with the shareholders of Intelsat, Ltd. generally being entitled to receive $18.75 per ordinary share. The four Investor groups are advised by Apax Partners Worldwide, LLP and Apax Partners, Inc., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers LLC and will each hold an aggregate of 25% of Zeus Holdings.

     In connection with this acquisition transaction, a direct wholly owned subsidiary of Zeus Holdings, referred to as Zeus Merger 1, will amalgamate under Bermuda law with Intelsat, Ltd., with the resulting company being named Intelsat, Ltd. In addition, a direct wholly owned subsidiary of Zeus Merger 1, referred to as Zeus Merger 2, will amalgamate with our Intelsat (Bermuda), Ltd. subsidiary, with the resulting company being named Intelsat (Bermuda), Ltd. These amalgamation transactions are expected to occur substantially concurrently with or immediately prior to the establishment of the senior secured credit facilities and the issuance of the new notes described below. As a result, Intelsat Bermuda is expected to be the borrower under the senior secured credit facilities and the issuer of the new notes.

     As part of the acquisition transaction, the Investors will contribute equity to, or will purchase additional equity of, Zeus Holdings in the aggregate amount of approximately $515 million. In addition, Intelsat Bermuda will establish a new $300.0 million revolving credit facility and borrow approximately $150.0 million under a new $350.0 million Term Loan B facility. The revolving credit facility and the Term Loan B are referred to together as the senior secured credit facilities. Borrowings under the revolving credit facility may be made only if, after giving effect to any such borrowing, the aggregate amount of all secured debt of Intelsat, Ltd. and its subsidiaries does not exceed an amount that is $1,000 less than 15% of consolidated net tangible assets, as defined in our existing indenture governing our outstanding senior notes. Intelsat Bermuda is also expected to issue three series of senior unsecured notes, referred to together as the new notes, in an aggregate principal amount of up to $2.55 billion. To the extent that these three series of notes are not issued and sold on or prior to the closing of the acquisition transaction, Zeus Holdings’ lenders have committed to provide senior unsecured interim loans in an aggregate amount of up to $2.55 billion. The new notes, or the senior unsecured interim loans, as the case may be, and the senior secured credit facilities are expected to be guaranteed by Intelsat, Ltd. and certain subsidiaries of Intelsat Bermuda. The net proceeds from these funding transactions, together with cash on hand, will be used to consummate the acquisition transaction as described above and to pay related fees and expenses.

     Approximately $1.7 billion of our existing debt will remain outstanding following the acquisition transaction and after repayment at maturity of our $200.0 million in aggregate principal amount of Eurobond 8.125% notes due 2005. This existing debt is not, and is not expected to be, guaranteed by Intelsat Bermuda or any of its subsidiaries. Approximately $57 million of Intelsat Bermuda’s and its subsidiaries’ existing debt, including capital lease obligations, will remain outstanding following the acquisition transaction.

     In early October 2004, the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. At an annual general meeting held on October 20, 2004, our shareholders approved the acquisition transaction. On October 21, 2004, the public comment period for the applications seeking FCC approval of the transfer of control of us concluded with no comments filed. We currently expect that the closing of the acquisition transaction could occur as early as the end of 2004.

EXHIBITS

Exhibits to this quarterly report:

Exhibit
Number	Exhibit
1	Amendment No. 1, dated as of July 14, 2004, to Transaction Agreement, dated as of May 11, 2004, by and among COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC, COMSAT New Services, Inc., Intelsat Government Solutions Corporation, Intelsat MTC LLC and Intelsat, Ltd.*
2	Amendment No. 2, dated as of August 31, 2004, to Transaction Agreement, dated as of May 11, 2004, by and among COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC, COMSAT New Services, Inc., Intelsat Government Solutions Corporation, Intelsat MTC LLC and Intelsat, Ltd.*
3	Amendment No. 3, dated as of September 10, 2004, to Transaction Agreement, dated as of May 11, 2004, by and among COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC, COMSAT New Services, Inc., Intelsat Government Solutions Corporation, Intelsat MTC LLC and Intelsat, Ltd.*
4	Amendment No. 4, dated as of September 24, 2004, to Transaction Agreement, dated as of May 11, 2004, by and among COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC, COMSAT New Services, Inc., Intelsat Government Solutions Corporation, Intelsat MTC LLC and Intelsat, Ltd.*
5	Memorandum and Deed of Agreement, dated September 16, 2004, between Intelsat Hong Kong, LLC, TVB Satellite TV Holdings Limited, Galaxy Satellite TV Holdings Limited, Galaxy Satellite Broadcasting Limited, Intelsat (Bermuda), Ltd. and Television Broadcasts Limited*

*	Furnished herewith.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

	By:	/s/ William Atkins

William Atkins
Executive Vice President
and Chief Financial Officer
(principal financial officer)

	By:	/s/ Mark Moyer

Mark Moyer
Senior Vice President and Controller,
Intelsat Global Service Corporation
(principal accounting officer)

Date: October 26, 2004